UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

Summer Energy Holdings, Inc.
800 Bering Drive, Suite 260, Houston, Texas, 77057
713-375-2790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Bursten

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 43,750(1)
	8	Shared Voting Power 1,071,498(1)
	9	Sole Dispositive Power Common Stock: 43,750(1)
	10	Shared Dispositive Power 1,071,498(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 1,115,248(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 7.00%

14	Type of Reporting Person (See Instructions) IN

(1)
Includes 571,498 shares of Common Stock held of record by The Riva Bursten 2000 Trust.  Also includes 500,000 shares of Common Stock issuable upon conversion of 500,000 shares of Series B Preferred Stock held by The Riva Bursten 2000 Trust. The Reporting Person is a trustee of such trust and shares voting and dispositive control over securities held by The Riva Bursten 2000 Trust. Also includes 43,750 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person.

(2)	Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q, filed with the SEC on May 15, 2015 (15,384,119 shares), plus 500,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by The Riva Bursten 2000 Trust, plus 43,750 shares of Common Stock underlying options to purchase Common Stock held by Mr. Bursten.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 800 Bering Drive, Suite 260, Houston, Texas 77057.

Item 2.  Identity and Background

(a)
This Schedule 13D is filed by and on behalf of Andrew Bursten (“Bursten” or the “Reporting Person”).  The Reporting Person was appointed as a director of the Issuer on June 4, 2013.  On or about February 21, 2014 the Reporting Person’s beneficial ownership of the Issuer’s Common Stock surpassed 5% of the Issuer’s total issued and outstanding shares of Common Stock.

(b)	The Reporting Person’s address is c/o Summer Energy Holdings, Inc., 800 Bering Drive, Suite 260, Houston, Texas 77057.

(c)	The Reporting Person’s principal occupation or employment is private investor and entrepreneur.

(d)	Bursten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Bursten has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Bursten been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Bursten is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Riva Bursten 2000 Trust obtained 250,000 shares of Common Stock in a private placement offering pursuant to a subscription accepted by the Issuer on November 7, 2012, as set forth in a Current Report on Form 8-K filed by the Issuer on November 8, 2012. The trust used trust funds to purchase such shares.  Bursten is a trustee of The Riva Bursten 2000 Trust and shares voting and dispositive control over securities held by such trust. Of the options to purchase Common Stock held by Bursten, 43,750 of such options were granted to Bursten for his service as a director of the Issuer.

Pursuant to a Series B Preferred Stock Purchase Agreement entered into with the Company, The Riva Bursten 2000 Trust purchased 500,000 shares of an unregistered class of preferred stock designated as Series B Preferred Stock for a purchase price of $500,000 using trust funds.  The Series B Preferred Stock is convertible into common stock at the election of the trust, with an initial conversion price of $1.00 per share.  The Certificate of Designation pertaining to such Series B Preferred stock provides certain adjustments to the conversion price to adjust for stock splits, adjustments, and issuance of additional shares of stock.  The Series B Preferred Stock will also automatically be converted upon the earlier to occur of (A) the affirmative election of the holders of fifty percent (50%) of the outstanding shares of Series B Preferred, voting as a separate class, or (B) the affirmative vote of the board of directors upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, which values the Company at least $50 million and in which the gross proceeds to the Company (after underwriting discounts, commissions and fees) are at least $10 million.

Bursten’s remaining shares of Common Stock were obtained (i) as a payment-in-kind dividend on 500,000 shares of Series B Preferred Stock held of record by the Riva Bursten 2000 Trust on the dividend record date; and (ii) in connection with a personal guaranty given by Bursten for the benefit of the Issuer in connection with an Advance-to-Loan Amount Note, whereby the Issuer borrowed funds from a lending institution. In consideration of such personal guaranty, the Issuer agreed to grant up to 30,000 shares of common stock per month, reduced accordingly as the principal amount of the Note is reduced.

Item 4.  Purpose of Transaction

Bursten and The Riva Bursten 2000 Trust hold the options, shares of Common Stock and Series B Preferred Stock of the Company as reported herein for the purpose of investment.

Bursten may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. Bursten has not reached any decision with respect to any such possible actions.  If Bursten does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as a director of the Company, Bursten does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 1,115,248 shares of the Issuer’s Common Stock, which number includes (i) 571,498 shares held of record by The Riva Bursten 2000 Trust, (ii) 500,000 shares of Common Stock issuable upon conversion of 500,000 shares of Series B Preferred Stock held by The Riva Bursten 2000 Trust, and (iii) 43,750 shares of Common Stock issuable upon exercise of stock options held by the Reporting Person, representing approximately 7.00% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q, filed with the SEC on May 15, 2015 (15,384,119), plus 500,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by The Riva Bursten 2000 Trust, plus 43,750 shares of Common Stock underlying options to purchase Common Stock held by Mr. Bursten).

(b)
The Reporting Person has sole voting and dispositive power over 43,750 shares and shared voting and dispositive power over 1,071,498 shares. The Series B Preferred Stock votes on an as-converted basis with the Common Stock.  The stock options do not have voting power.

(c)	Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

Series B Preferred Stock Purchase Agreement (incorporated herein by reference to Schedule 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 24, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2015	/s/ Andrew Bursten
Date	Signature

By: By Alexander N. Pearson, pursuant to a Power of Attorney dated June 11, 2013 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 on June 13, 2013 on behalf of Andrew Bursten, which Power of Attorney is incorporated by reference.